                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                For the quarterly period ended September 30, 1997



                                BAAN COMPANY N.V.



                               Vanenburgerallee 13
                                 3882 RH Putten
                                 The Netherlands
                                       and
                               4600 Bohannon Drive
                           Menlo Park, California, USA
                   (Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F


                     From 20-F  X    Form 40-F    .
                               ---             ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                           Yes              No  X .
                               ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                     82 - N.A. .
                          -----

                                BAAN COMPANY N.V.
                                    Form 6-K

                                TABLE OF CONTENTS


                                                                                              Page

Financial Information (unaudited)*:

           Condensed Consolidated Balance Sheets as of
              September 30, 1997 and December 31, 1996                                          3

           Condensed Consolidated Statements of Operations
              for the three and nine months ended September 30, 1997 and 1996                   4

           Condensed Consolidated Statements of Cash Flows
              for the nine months ended September 30, 1997 and 1996                             5

           Notes to Condensed Consolidated Financial Statements                                 6

Management's Discussion and Analysis of Financial
            Condition and Results of Operations                                                12

Exhibit Index                                                                                  25

Exhibit 11.1  Statement of Computation of Earnings per Share                                   26


*Restated to reflect the pooling of interests with Aurum Software, Inc. for all periods presented.

                                BAAN COMPANY N.V.

                     CONDENSED CONSOLIDATED BALANCE SHEETS*
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                   (UNAUDITED)


                                                                                 SEPTEMBER 30,   DECEMBER 31,
                                                                                 -------------   ------------
                                                                                      1997           1996
                                                                                   ---------      ---------
                                             ASSETS
Current assets:
  Cash and cash equivalents ..................................................     $ 201,530      $ 236,986
  Short-term marketable securities ...........................................        99,790          3,867
  Accounts receivable, net of allowance for doubtful accounts
    of $8,525 in 1997 and $8,504 in 1996 .....................................       221,575        163,666
  Other current assets .......................................................        34,476         12,707
                                                                                   ---------      ---------
    Total current assets .....................................................       557,371        417,226

Property and equipment, at cost ..............................................        77,653         55,119
Less accumulated depreciation and amortization ...............................       (32,838)       (22,937)
                                                                                   ---------      ---------
Net property and equipment ...................................................        44,815         32,182

Software development costs, net of amortization of $11,185 in 1997
  and $8,159 in 1996 .........................................................        26,462         16,147
Intangible assets, net of amortization of $15,785 in 1997 and $13,025 in 1996         19,066         24,269
Other non current assets .....................................................        11,335          7,149
                                                                                   ---------      ---------
    Total assets .............................................................     $ 659,049      $ 496,973
                                                                                   =========      =========

                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings from banks ...........................................     $      95      $     870
  Accounts payable ...........................................................        45,089         36,749
  Accrued expenses ...........................................................        27,320         11,246
  Payroll and other taxes ....................................................        11,090          6,133
  Income taxes payable .......................................................        33,873         19,686
  Accrued compensation and benefits ..........................................        29,372         18,078
  Other current liabilities ..................................................         9,805          4,679
  Deferred revenue ...........................................................        36,027         14,097
  Current portion of long-term debt ..........................................           821            825
                                                                                   ---------      ---------
    Total current liabilities ................................................       193,492        112,363

Long-term debt ...............................................................       200,779        176,260
Other long-term liabilities ..................................................         4,967          5,334

Shareholders' equity:
  Common shares, par value - NLG .01 per share, 350,000,000 shares authorized;
    95,652,941 issued and outstanding in 1997 (93,908,770 in 1996) ...........           555            545
  Additional paid-in capital .................................................       169,653        158,368
  Deferred compensation ......................................................          (307)          (372)
  Retained earnings ..........................................................        93,222         45,211
  Accumulated translation adjustment .........................................        (3,312)          (736)
                                                                                   ---------      ---------
    Total shareholders' equity ...............................................       259,811        203,016
                                                                                   ---------      ---------
Total liabilities and shareholders' equity ...................................     $ 659,049      $ 496,973
                                                                                   =========      =========


*Restated to reflect the pooling of interests with Aurum Software, Inc. for all periods presented.

See accompanying notes to condensed consolidated financial statements.

                                BAAN COMPANY N.V.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS*
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                  Three Months Ended           Nine Months Ended
                                                     September 30,               September 30,
                                               -----------------------      -----------------------
                                                  1997          1996           1997          1996
                                               ---------     ---------      ---------     ---------

Net revenues:
  License revenue ........................     $ 108,684     $  59,801      $ 292,223     $ 155,813
  Maintenance and service revenue ........        64,194        43,325        170,894       116,426
  Hardware and other revenue .............           336         1,869            877        10,102
                                               ---------     ---------      ---------     ---------
    Total net revenues ...................       173,214       104,995        463,994       282,341

Costs and expenses:
  Cost of license revenue ................         4,692         2,944         19,729         9,898
  Cost of maintenance and service revenue         51,023        35,213        131,264        97,633
  Cost of hardware and other revenue .....           175         1,505            417         7,934
  Sales and marketing ....................        47,330        27,526        126,334        74,352
  Research and development ...............        23,765        11,727         65,757        30,047
  General and administrative .............        14,315         9,018         38,761        24,827
  Amortization of intangible assets ......         1,338         1,594          4,172         4,569
  Restructuring and other expenses .......         9,618          --            9,618          --
                                               ---------     ---------      ---------     ---------
    Total costs and expenses .............       152,256        89,527        396,052       249,260
                                               ---------     ---------      ---------     ---------

Income from operations ...................        20,958        15,468         67,942        33,081
Interest income (expense), net ...........         1,169           (73)         2,707            57
                                               ---------     ---------      ---------     ---------
Income before income taxes ...............        22,127        15,395         70,649        33,138
Provision for income taxes ...............         3,788         5,942         22,638        13,098
                                               ---------     ---------      ---------     ---------
Net income ...............................     $  18,339     $   9,453      $  48,011     $  20,040
                                               =========     =========      =========     =========

Net income per share .....................     $    0.18     $    0.10      $    0.47     $    0.21
                                               =========     =========      =========     =========

Shares used in computing per share amounts       103,171        98,312        102,565        97,555
                                               =========     =========      =========     =========


*Restated to reflect the pooling of interests with Aurum Software, Inc. for all periods presented.

See accompanying notes to condensed consolidated financial statements.

                                BAAN COMPANY N.V.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS*
                                 (IN THOUSANDS)
                                   (UNAUDITED)


                                                                                        Nine Months Ended
                                                                                           September 30,
                                                                                      ------------------------
                                                                                         1997           1996
                                                                                      ---------      ---------

Operating Activities

  Net income .......................................................................  $  48,011      $  20,040
   Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization .................................................     17,009         14,412
     Benefit for deferred income taxes .............................................     (1,872)          (797)
     Foreign currency transaction gains ............................................     (5,330)           (60)
     Changes in operating assets and liabilities, net of
      acquisitions:
      Accounts receivable ..........................................................    (62,460)       (48,189)
      Other current assets .........................................................    (19,504)        (7,314)
      Accounts payable .............................................................      8,041          4,514
      Accrued and other current liabilities ........................................     39,364         15,240
      Income taxes payable .........................................................     15,307             81
      Deferred revenue .............................................................     23,743          4,539
                                                                                      ---------      ---------
   Net cash provided by operating activities .......................................     62,309          2,466
                                                                                      ---------      ---------

Investing activities
  Property and equipment purchased .................................................    (26,098)       (16,788)
  Property and equipment sold ......................................................      3,562          3,615
  Increase in capitalized software development costs ...............................    (13,621)        (5,491)
  Payment for acquisition, net of cash acquired ....................................     (3,512)        (3,567)
  Purchases of marketable securities ...............................................   (372,560)          --
  Proceeds from maturities and sales of marketable securities ......................    276,637         19,417
  Other ............................................................................      3,365            (27)
                                                                                      ---------      ---------
  Net cash used in investing activities ............................................   (132,227)        (2,841)
                                                                                      ---------      ---------

Financing activities
  Net borrowings (payments) under short-term credit facilities .....................       (615)         2,190
  Payments on long-term borrowings .................................................       (711)          (727)
  Proceeds from issuance of convertible subordinated notes .........................     25,000           --
  Issuance costs of convertible subordinated notes .................................       (875)          --
  Net proceeds from issuance and repurchase of mandatorily redeemable convertible
    preferred and common stock, net of issuance ....................................       --              882
  Net proceeds and repayment of notes payable, sales and leasebacks of
    property and equipment .........................................................       --            1,141
  Proceeds from issuance of common shares ..........................................     10,155          4,884
                                                                                      ---------      ---------
  Net cash provided by  financing activities .......................................     32,954          8,370
                                                                                      ---------      ---------
Effect of foreign currency exchange rates on cash and cash
  equivalents ......................................................................      1,508            784
                                                                                      ---------      ---------
Increase (decrease) in cash and cash equivalents ...................................    (35,456)         8,779
Cash and cash equivalents at beginning of the period ...............................    236,986         14,960
                                                                                      ---------      ---------
Cash and cash equivalents at end of the period .....................................  $ 201,530      $  23,739
                                                                                      =========      =========


*Restated to reflect the pooling of interests with Aurum Software, Inc. for all periods presented.

See accompanying notes to condensed consolidated financial statements.

                               BAAN COMPANY N.V.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

        The condensed consolidated financial statements are stated in United States dollars and are prepared under United States generally accepted accounting principles for interim financial statements. These condensed consolidated financial statements do not represent the Dutch statutory financial statements.

BUSINESS

        Baan Company N.V. (the Company or Baan) is incorporated in The Netherlands. The Company provides open systems, client/server-based Enterprise Resource Planning ("ERP") software. The Company sells and supports its product through corporate headquarters in Putten, The Netherlands and Menlo Park, California (USA), Business Support Centers in The Netherlands, the United States and India, and direct and indirect distribution channels.

INTERIM FINANCIAL INFORMATION

        The accompanying condensed consolidated financial statements at September 30, 1997 and for the three and nine months ended September 30, 1997 and 1996 are unaudited but include all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the consolidated financial position at such date and the consolidated operating results and cash flows for those periods. Consolidated results for the three and nine month periods ended September 30, 1997 are not necessarily indicative of results that may be expected for any future quarter or for the entire year. The condensed consolidated balance sheet at December 31, 1996 has been derived from the audited consolidated financial statements at that date. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission Rules and Regulations. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 1996 included in the Company's Form 20-F filed with the Securities and Exchange Commission.

        In October 1997, the AICPA issued SOP 97-2, Software Revenue Recognition, which changes the requirements for revenue recognition effective for transactions that the Company will enter into beginning January 1, 1998. The Company has not yet assessed what the impact of the SOP will be on its 1998 financial statements.

                                BAAN COMPANY N.V.

                                  (UNAUDITED)


PRINCIPLES OF CONSOLIDATION

        The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

FOREIGN EXCHANGE

        Assets and liabilities of the Company's foreign subsidiaries are translated from their respective functional currencies to United States dollars at period-end exchange rates. Income and expense items are translated on a quarterly basis at the average rates of exchange prevailing during the quarter. The adjustment resulting from translating the financial statements of the Company's foreign subsidiaries is reflected as an accumulated translation adjustment in shareholders' equity. Foreign currency transaction gains and losses are included in results of operations.

DERIVATIVE FINANCIAL INSTRUMENTS

        Derivative financial instruments are used by the Company in the management of its foreign currency exposures. Realized and unrealized gains and losses on foreign currency forward contracts are normally marked to market and recognized in results of operations. Any realized and unrealized gains and losses on contracts used to hedge intracompany transactions of a long-term investment nature are included in the accumulated translation adjustment in shareholders' equity.

PER SHARE INFORMATION

        Net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of shares issuable upon the exercise of stock options (using the treasury stock method). All shares, common stock equivalents, and per share amounts do not reflect the two for one stock split effected on December 11, 1997, as discussed further below.

        In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options and other common equivalents will be excluded. The impact is expected to result in an increase in primary earnings per share of $0.01 for the third quarter ended September 30, 1997 and 1996 and an increase of $0.03 and $0.02 for the nine

                               BAAN COMPANY N.V.

                                   (UNAUDITED)


months ended September 30, 1997 and 1996, respectively. The Company has not yet determined what the impact of Statement 128 will be on the calculation of fully diluted earnings per share.

MARKETABLE SECURITIES

        Debt securities that the Company has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities that the Company does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as securities available-for-sale and are carried at fair value.

        Management determines the proper classifications of debt and marketable equity securities at the time of purchase and reevaluates such designations as of each balance sheet date. By policy, the Company's investments are primarily in short-term notes. As of September 30, 1997, all such securities were designated as available-for-sale. Accordingly, these securities are carried at fair value. As the difference between cost and fair value at September 30, 1997, was immaterial, no adjustments have been made to the historical carrying value of the investments and no unrealized gains or losses have been recorded as a separate component of shareholders' equity.

ASSET IMPAIRMENT

        The Company recognizes impairment losses on its long-lived assets held for use when its estimate of the undiscounted future cash flows expected to be generated by such assets is less than their carrying amount. Measurement of the impairment loss is based on the fair value of the asset. Generally, fair value will be determined using valuation techniques such as the present value of the expected future cash flows. The carrying value of long-lived assets is reviewed on a regular basis for the existence of facts or circumstances both internally and externally that may suggest impairment. The Company has recognized impairment losses of $1,343,000 relating to capitalized software, goodwill, equipment and accounting software write-offs in connection with the Aurum acquisition. Previously, the Company had not recognized any impairment losses relating to its long-lived assets since 1993.

USE OF ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                BAAN COMPANY N.V.

                                   (UNAUDITED)


2  ACQUISITIONS

        In May 1996, the shareholders of Berclain Group Inc. ("Berclain") agreed to exchange their shares in Berclain for 544,000 shares of the Company's common shares. Berclain is a Canadian software company and a provider of manufacturing synchronization and scheduling solutions. The business combination was effective May 31, 1996 and was accounted for as a pooling of interests. In November 1996, the shareholders of Antalys, Inc. ("Antalys") agreed to exchange their shares in Antalys for 915,000 shares of the Company's common shares. Antalys is an American software company and a provider of configuration management software that automates the configuration and pricing for products and services. The business combination was effective November 30, 1996 and was accounted for as a pooling of interests. Because Berclain's and Antalys' financial statements were not material to the consolidated financial statements of the Company, the Company did not restate any of its consolidated financial statements prior to the combinations. Consolidation of Berclain and Antalys reduced the Company's retained earnings by approximately $548,000.

        In May 1997, the Company signed a definitive agreement to acquire all of the outstanding shares of Aurum Software, Inc. ("Aurum") for approximately 4.2 million Baan common shares. Aurum is an American software company and a provider of customer relationship management software. The business combination was completed in August 1997 and was accounted for as a pooling of interests. As the combination was considered material to the Company, the accompanying condensed consolidated financial statements are presented on a combined basis for all periods presented.

        During the third quarter ended September 30, 1997, the Company recognized $9.6 million of restructuring and other charges related to direct transaction and integration costs as a result of the combination with Aurum. Restructuring charges include $4.2 million for fees of financial advisors, lawyers, and accountants, $1.3 million for capitalized software, goodwill and other asset write-offs, and $1.8 million for contractual software upgrades and commitments, and for other miscellaneous charges related to the acquisition. Non-recurring costs of $2.3 million included software discontinuation costs and migration costs related to the Antalys product.

                                BAAN COMPANY N.V.

                                   (UNAUDITED)


        The following table, expressed in thousands, summarizes the Company's restructuring and non-recurring costs and activity for the third quarter ended September 30, 1997:

                                                        Total      Cash      Asset      Accrual balance at
                                                        Costs      Paid    Write-offs   September 30, 1997
                                                       ------     ------   ----------   ------------------
Professional Fees ................................     $4,189     $1,169     $ --             $3,020
Capitalized Software, Intangibles and Other Assets      1,343         --      1,343               --
Other Restructuring Costs ........................      1,800        838       --                962
Non-recurring, Discontinuation and Migration Costs      2,286        399       --              1,887
                                                       ------     ------     ------           ------
Total Restructuring and Other Charges ............     $9,618     $2,406     $1.343          $5,869
                                                       ======     ======     ======           ======

        Combined and separate results of the Company and Aurum for the periods prior to the acquisition were as follows:

In thousands                                Three Months Ended   Nine Months Ended    Two months ended      Eight months ended
(unaudited)                                 September 30, 1996   September 30, 1996    August 31, 1997        August 31, 1997
-----------                                 ------------------   ------------------   ----------------      ------------------
Net Sales:
  Prior to August 31, 1997:

    Aurum Software, Inc. ...........            $   7,314            $  18,252             $   3,395             $  24,232
    Baan Company ...................               97,681              264,089                49,155               319,098
                                                ---------            ---------             ---------             ---------
Combined results after
    August 31, 1997 ................            $ 104,995            $ 282,341             $  52,550             $ 343,330
                                                =========            =========             =========             =========

Net Income:
  Prior to August 31, 1997:

    Aurum Software, Inc. ...........            $     160            $    (447)            $  (4,507)            $  (3,538)
    Baan Company ...................                9,293               20,487               (26,166)                2,537
                                                ---------            ---------             ---------             ---------
Combined results after
    August 31, 1997 ................            $   9,453            $  20,040             $ (30,673)            $  (1,001)
                                                =========            =========             =========             =========

3  LITIGATION

        The Company is involved in legal actions arising in the ordinary course of business. While the outcome of such matters is currently not determinable, it is management's opinion that these matters will not have a material adverse effect on the Company's consolidated financial condition or consolidated results of its operations.

4  LONG-TERM DEBT

In December 1996, the Company issued $175,000,000 of 4.5% unsecured convertible subordinated notes ("Notes") pursuant to an indenture dated as of December 15, 1996 ("Indenture"). The Notes are convertible into the Company's common shares at any time after

                                BAAN COMPANY N.V.

                                   (UNAUDITED)


the 90th day following the last original issue date of the Notes at a conversion price of $44.00 per share. The Notes are redeemable by the Company under certain conditions after December 16, 1998 and at any time after December 16, 1999. Until the Notes are converted or redeemed, the Company will pay interest semi-annually, commencing June 15, 1997. In January 1997, the Company issued another $25,000,000 of Notes under the same terms and conditions. The Notes are subordinated in right of payment to all existing and future Senior Indebtedness (as defined in the Indenture) of the Company.

        Costs of approximately $5,000,000 incurred in connection with issuing the Notes have been capitalized and are being amortized to interest expense over the term of the Notes. Such costs are included in other non current assets in the accompanying financial statements.

5  SALE OF ACCOUNTS RECEIVABLE

        In March and June 1997, the Company assigned accounts receivable totaling $13.8 million and $3.7 million, respectively, subject to limited recourse. Under the terms of the agreements, the purchaser assumed all credit loss risk. The proceeds from the sales were less than the face amount of the accounts receivable by an amount which approximates the short-term unsecured borrowing cost of the Company's customers. The discount from the face were $507,000 and $209,000 for the March and June 1997 transactions, respectively, and are included in selling and marketing expenses in the appropriate periods in the accompanying financial statements. The Company did not assign any accounts receivable for the three month period ended September 30, 1997.

6  SUBSEQUENT EVENTS

        In November 1997, the Company approved a two-for-one stock split effective December 11, 1997. Accordingly, the authorized number of common shares will increase from 350 million to 700 million and the number of outstanding shares will increase from approximately 96 million to approximately 192 million. All references in this Form 6-K to number of shares and per share amounts reflect pre-split amounts.

                                BAAN COMPANY N.V.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


        The following discussion in the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains trend analysis and other forward-looking statements that are subject to risks and uncertainties. The Company's actual results could differ materially from those projected in the forward-looking statements discussed herein. Factors that could cause or contribute to such differences include but are not limited to those set forth under "Certain Factors That May Effect Future Results of Operations" in this Form 6K, and the factors discussed in the Company's Form 20-F filed with the Securities and Exchange Commission.

RESULTS OF OPERATIONS

OVERVIEW

        In May 1997, the Company signed a definitive agreement to acquire all of the outstanding shares of Aurum Software, Inc. ("Aurum") for approximately 4.2 million Baan common shares. Aurum is an American software company and provider of customer relationship management software. The business combination was completed in August 1997 and was accounted for as a pooling of interests. As the combination was considered material to the Company, the accompanying condensed consolidated financial statements are presented on a combined basis for all periods presented.

        The Company's principal source of revenues consists of license fees and related services, including consulting, implementation, training and maintenance. In addition, in the Netherlands and certain other European markets, the Company has historically resold third party hardware on an original equipment manufacturer ("OEM") basis to meet the needs of customers in these markets for total system solutions. License revenues are derived from software licensing fees, and are recognized upon delivery if no significant vendor obligations remain, amounts are due within one year, and collection of the resulting receivable is deemed probable. Maintenance and service revenues are derived from maintenance support services, training and consulting. Maintenance revenues from customer maintenance fees for ongoing customer support and product updates are recognized ratably over the term of the maintenance, which is typically twelve months. Service revenues from training and consulting are recognized when the services are performed. Hardware revenues are derived from resales of third party hardware in connection with licenses of the Company's software, and are recognized upon installation and recognition of the related license revenue.

        In October 1997, the AICPA issued SOP 97-2, Software Revenue Recognition, which changes the requirements for revenue recognition effective for transactions that the Company will enter into beginning January 1, 1998. The Company has not yet assessed what the impact of the SOP will be on its 1998 financial statements.

        A significant portion of the Company's business is conducted in currencies other than the U.S. dollar (the currency in which its financial statements are stated), primarily the Dutch guilder and the German mark. The Company has historically recorded a majority of its expenses in guilders, especially research and development expenses, and a substantial majority of its revenues have been denominated in guilders, marks and, more recently U.S. dollars. As a result, appreciation in the value of the guilder relative to the value of the U.S. dollar could adversely affect operating results. Foreign currency transaction gains and losses arising from normal business operations (for example, gains and losses arising from the change in foreign exchange rates between the dates of booking revenues and collecting the foreign currency receivable) are credited to or charged against earnings in the period incurred. As a result, fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause currency transaction gains and losses. The Company uses derivative financial instruments on a selected basis to help offset the effects of exchange rate changes on intracompany cash flow exposures denominated in foreign currencies. These exposures include firm trade accounts, royalties, service fees and loans. The Company continues to evaluate its currency management policies. Notwithstanding the measures the Company has adopted, due to the number of currencies involved, the constantly changing currency exposures and the substantial volatility of currency rates, there can be no assurance that the Company will not experience currency losses in the future, nor can the Company predict the effect of exchange rate fluctuations upon future operating results.

NET REVENUES

        Net revenues increased by 65% ($68.2 million) to $173.2 million and 64% ($181.7 million) to $464.0 million in the three and nine month periods ended September 30, 1997, respectively, when compared to the corresponding periods in 1996. Net revenues for EMEA (Europe, Middle East and Africa), North America and for Latin America and Asia Pacific combined for the three month period ended September 30, 1997 were 40%, 46% and 14%, respectively, compared to 45%, 41% and 14% for the corresponding period in 1996. Net revenues for EMEA, North America and for Latin America and Asia Pacific combined for the nine month period ended September 30, 1997 were 43%, 43% and 14%, respectively, compared to 47%, 39%, and 14% for the same period in 1996. The shift in net revenue percentages in the geographies for the periods presented primarily reflects the continued growth rate of the North American operations.

        License revenues increased by 82% ($48.9 million) to $108.7 million and 88% ($136.4 million) to $292.2 million for the three and nine month periods ended September 30, 1997, respectively, compared to $59.8 million and $155.8 million in the corresponding periods in 1996. License revenues as a percentage of total net revenues were 63% for the three and nine month periods ended September 30, 1997, compared to 57% and 55% for the corresponding periods in 1996. The increase in license revenues and in license revenue as a percentage of total net revenues resulted from both an increase in the number of software licenses and a higher transaction size, and reflected the broader market trend toward client/server computing, continued market acceptance of the Company's products, and the expansion of the Company's operations.

        Maintenance and service revenues increased 48% ($20.9 million) to $64.2 million and 47% ($54.5 million) to $170.9 million for the three and nine month periods ended September 30, 1997, respectively, compared to $43.3 million and $116.4 million for the same periods in 1996. These increases were primarily attributable to increased maintenance fees and services to a larger installed base of customers, which in turn was a result of the growth in product licenses. As a percentage of total net revenues, maintenance and service revenues were 37% for the three and nine month periods ended September 30, 1997, compared to 41% for the corresponding periods in 1996.

        In addition, the increase of license revenue as a percentage of total net revenues for the three and nine month periods ended September 30, 1997 compared to the same periods in 1996, reflected the decrease in hardware and other revenue in the 1997 periods. The decrease in hardware and other revenue reflects the Company's continued expansion into international markets where customers require complete hardware and software installations less frequently. Further, the Company continues to de-emphasize the resale of third party hardware on an OEM basis.

GROSS PROFIT

        The following table, expressed in thousands, sets forth for the periods indicated, gross profit and gross margin for each revenue category:

                             THREE MONTHS ENDED SEPTEMBER 30,            NINE MONTHS ENDED SEPTEMBER 30,
                               1997                  1996                  1997                  1996
                          -------------------------------------       -------------------------------------
                              $        %            $        %            $        %            $        %
                          --------    ---       --------    ---       --------    ---       --------    ---

Gross profit:
License ...............   $103,992    96%       $ 56,857    95%       $272,494    93%       $145,915    94%
Maintenance and service     13,171    21           8,112    19          39,630    23          18,793    16
Hardware and other ....        161    48             364    19             460    52           2,168    21
                          --------              --------              --------              --------
Total gross profit ....   $117,324    68%       $ 65,333    62%       $312,584    67%       $166,876    59%
                          ========              ========              ========              ========


        The Company's gross profit as a percentage of total net revenues was 68% and 67% for the three and nine month periods ended September 30, 1997, respectively, compared to 62% and 59% for the corresponding periods in 1996. Gross margin on license revenue was 96% and 93% for the three and nine month periods ended September 30, 1997, respectively, compared to 95% and 94% for the three and nine month periods ending September 30, 1996. Cost of license revenue consists primarily of amortization of capitalized software, the cost of third party software and the cost of media and freight. Amortization of capitalized software amounted to $1,210,000 and $3,787,000 for the three and nine month periods ended September 30, 1997, respectively, compared to $569,000 and $1,842,000 for the corresponding periods in 1996.

        Gross margin on maintenance and service revenues was 21% and 23% for the three and nine month periods ended September 30, 1997, respectively, as compared to 19% and 16% for the three and nine month periods ended September 30, 1996, respectively. The gross margin increase for the 1997 periods compared to the same periods in 1996 were primarily due to improvements in utilization rates and pricing structure. Cost of maintenance and service revenues consist primarily of cost of product support, consulting and training, including associated software engineering activities.

SALES AND MARKETING

        The Company's sales and marketing expenses increased 72% ($19.8 million) to $47.3 million and 70% ($52.0 million) to $126.3 million in the three and nine month periods ended September 30, 1997, respectively, from $27.5 million and $74.4 million for the corresponding periods in 1996. These increases reflect the Company's commitment to expand its international sales channels and the associated hiring of additional sales staff and sales support personnel in all geographic regions. Sales and marketing expenses included a net foreign currency transaction gain of $5.3 million for the nine months ended September 30, 1997. $4.0 million of that gain was recorded in the first quarter of 1997 and was offset by a charge to bad debt expense of $4.0 million to increase the general allowance for bad debt. As a percentage of total net revenues, sales and marketing expenses were 27% for each of the three and nine month periods ended September 30, 1997, compared to 26% for each of the same periods in 1996. The Company expects that sales and marketing expenses will grow in absolute dollars as the Company continues to expand its sales and distribution channels and customer support organization.

RESEARCH AND DEVELOPMENT

        Research and development expenses increased 103% ($12.0 million) to $23.8 million and 119% ($35.7 million) to $65.8 million for the three and nine month periods ended September 30, 1997, respectively, from $11.7 million and $30.0 million for the same periods in 1996. As a percentage of total net revenues, research and development expenses were 14% for each of the three and nine month periods ended September 30, 1997 compared to 11% for the same periods in 1996. These increases reflect the Company's continuing investment in the development of new and enhanced products and new technologies, primarily consisting of the hiring of additional research and development personnel. The Company capitalized 12% of aggregate research and development costs in the three and nine month periods ended September 30, 1997 compared to 14% and 15% for the corresponding periods in 1996. Capitalization rates may vary from period to period because of the timing of specific significant projects. Aggregate research and development costs including both research and development costs and capitalized software costs were $26.9 million and $74.6 million for the three and nine month periods ended September 30, 1997, respectively, compared to $13.6 million and $35.2 million for the corresponding periods in 1996.

        The Company believes it is critical to the Company's future success to continue to develop new and enhanced products and technologies. Accordingly, the Company intends to continue to increase its research and development expenses in absolute dollars over time.

GENERAL AND ADMINISTRATIVE

        General and administrative expenses increased 59% ($5.3 million) to $14.3 million and 56% ($13.9 million) to $38.8 million for the three and nine month periods ended September 30, 1997, respectively, compared to $9.0 million and $24.8 million for the comparable periods in 1996. The increases reflect the expansion of the Company's operations with the resulting increase of additional general and administrative personnel and infrastructure costs. Such costs included the hiring of certain key executives into finance and general corporate positions and the payroll and facilities costs included in establishing administrative and finance support personnel in multiple locations. As a percentage of total net revenues, general and administrative expenses were 8% for the three and nine month periods ended September 30, 1997 compared to 9% for each of the corresponding periods in 1996. The Company expects that general and administrative expenses will continue to increase in absolute dollars as the Company continues to expand its finance staff and install additional internal systems to support the Company's growth in operations.

AMORTIZATION OF INTANGIBLE ASSETS

        Amortization of intangible assets remained relatively consistent at $1.3 million and $4.2 million for the three and nine month periods ended September 30, 1997, respectively, compared to $1.6 million and $4.6 million for the same periods in 1996. The Company expects that amortization of intangible assets associated with prior acquisitions will result in charges of approximately $6.4 million per year through 1998 and will decline in following years.

RESTRUCTURING AND OTHER EXPENSES

        Restructuring and other expenses were $9.6 million for the three and nine month periods ended September 30, 1997. These expenses related to the direct transaction and integration costs as a result of the combination with Aurum. Restructuring charges include $4.2 million for fees of financial advisors, lawyers, and accountants, $1.3 million for capitalized software, goodwill and other asset write-offs, and $1.8 million for contractual software upgrades and commitments, and for other miscellaneous charges related to the acquisition. Non-recurring costs of $2.3 million included software discontinuation costs and migration costs related to the Antalys product. The cash outflows and asset write-offs related to the $9.6 million charge are approximately $2.4 million and $1.3 million, respectively, of which $5.9 million remains to be expended at the end of the quarter. See Note 2 of the Notes to Condensed Consolidated Financial Statements.

NET INTEREST INCOME (EXPENSE)

        Net interest income increased to $1.2 million and $2.7 million for the three and nine month periods ended September 30, 1997, respectively, compared to ($73,000) and $57,000 for the three and nine month periods ended September 30, 1996. Interest expense on the convertible notes, working capital lines of credit and amortization of debt issuance costs were more than offset by interest earned from the investment of the proceeds from the convertible notes.

INCOME TAXES

        The effective tax rate for the three and nine months ended September 30, 1997 was 17% and 32%, respectively, compared to 39% for the same periods in 1996. The effective tax rates in 1996 were higher than the statutory rate primarily due to operating profits in higher tax jurisdictions and the nondeductible status of goodwill amortization.

        In July 1997, the Company was notified by the Dutch tax authorities that it qualified for a reduced tax rate for the next ten years effective January 1997. Based on this ruling and other initiatives, the Company decreased its effective tax rate to 32%. The Company recorded an adjustment in the third quarter of 1997 of $3.3 million to reflect the reduction of its effective tax rate year to date. The Company anticipates that its effective tax rate will remain at 32% for the remainder of 1997.

LIQUIDITY AND CAPITAL RESOURCES

        As of September 30, 1997, the Company had cash, cash equivalents and marketable securities of $301.3 million and working capital of $363.9 million. In the first nine months of 1997, the Company's operating activities provided net cash of $62.3 million. Net income before depreciation and the amortization of intangibles and the increase in accrued liabilities was offset by the increase in net accounts receivable. Accounts receivable net of allowance for doubtful accounts was $221.6 million at September 30, 1997 compared to $163.7 million at December 31, 1996. Deferred revenue increased by $23.7 million for the nine month period ended September 30, 1997 to $36.0 million primarily due to the annual maintenance billing completed in the first quarter and the deferral of a portion of a third quarter license contact. In March and June 1997, the Company assigned $13.8 million, and $3.7 million, respectively, of its existing accounts receivables, subject to limited recourse. The Company did not assign any accounts receivable for the three month period ended September 30, 1997. See
Note 5 of the Notes to Condensed Consolidated Financial Statements. Accounts receivable days' sales outstanding (the ratio of the quarter-end accounts receivable balance to quarterly revenues, multiplied by 90) was 115 days as of September 30, 1997 compared to 111 days as of December 31, 1996. DSO increased primarily due to the growth of extended payment terms in Europe.

        Investing activities used $132.2 million in the nine month period ended September 30, 1997. Purchases of marketable securities of $372.6 million and equipment purchases of $26.1 million were only partially offset by proceeds from maturities and sales of marketable securities of $276.6 million. As of January 20, 1998, with the exception of the semi-annual interest payments on the convertible debt of $4.5 million per payment, direct costs of the Aurum transaction, approximately $56 million to make several small acquisitions and investments, and additions of property and equipment, the Company had no significant capital commitments.

        Financing activities provided cash of $33.0 million, which was primarily because of the additional issuance of $25.0 million of unsecured convertible subordinated notes and proceeds of $10.2 million from the issuance of common stock. The Company has a credit facility with ABN AMRO Bank in The Netherlands which allows the Company and its subsidiaries to borrow up to

NLG 40 million ($20.1 million, based on the exchange rate at September 30, 1997). The interest rate for this facility is 4.75%.

        The Company believes that existing cash, cash equivalents and marketable securities, together with cash generated by operations and existing credit facilities, will be sufficient to meet the Company's working capital needs and currently planned capital expenditure requirements for at least the next twelve months. Continued growth in the Company's business and other factors may from time to time require additional capital. There can be no assurance that additional capital will be available to the Company if and when needed, or that such additional capital will be available on acceptable terms.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS

Operating History; Limited Profitability

        The Company has experienced substantial revenue growth in recent years, but its profitability, as a percentage of net revenues, has varied widely on a quarterly and annual basis. Due to the Company's limited operating history on a significant international scale, the rate of growth of the Company's business and the variability of operating results in past periods, there can be no assurance that the Company's revenues will continue at the current level or will grow, or that the Company will be able to sustain profitability on a quarterly or annual basis.

Variability of Quarterly Operating Results

        The Company's net revenues and operating results can vary, sometimes substantially, from quarter to quarter. The Company's revenues in general, and in particular its license revenues, are relatively difficult to forecast due to a number of reasons, including (i) the relatively long sales cycles for the Company's products, (ii) the size and timing of individual license transactions,
(iii) the timing of the introduction of new products or product enhancements by the Company or its competitors, (iv) the potential for delay or deferral of customer implementations of the Company's software, (v) changes in customer budgets, and (vi) seasonality of technology purchases and other general economic conditions. In the last three years, and particularly in its U.S. operations, the Company has made significant changes in its business focus, including greater emphasis on sales to larger customers. As a result, the Company has realized an increasingly high portion of total net revenues from individually large licenses, which could contribute to greater quarterly variability. While the Company believes that its allowance for doubtful accounts as of September 30, 1997 remains adequate, a significant portion of the Company's accounts receivable at such date are derived from sales of large licenses, often to new customers with which the Company does not have a payment history. Accordingly, there can be no assurance that the allowance will be adequate to cover any receivables which are later determined to be uncollectible, particularly if one or more large receivables becomes uncollectible.

        The Company's software products generally are shipped as orders are received. As a result, license revenues in any quarter are substantially dependent on orders booked and shipped in that quarter. Because the Company's operating expenses are based on anticipated revenue levels and because a high percentage of the Company's expenses are relatively fixed, a delay in the recognition of revenue from a limited number of license transactions could cause significant variations in operating results from quarter to quarter and could result in losses. The Company plans to increase expenditures in order to fund continued build-up of international operations, greater levels of research and development, a larger direct and indirect sales and marketing staff, development of new distribution and resale channels, and broader customer support capability, although annual expenditures will depend upon ongoing results and evolving business needs. To the extent such expenses precede or are not subsequently followed by increased revenues, the Company's operating results would be materially adversely affected.

        The Company believes that fourth quarter revenues have historically been positively impacted by year-end capital purchases by some large corporate customers. This seasonality, which the Company believes is common in the computer software industry, is likely to increase as the Company focuses on larger corporate accounts, and typically result in first quarter license revenues in any year being lower than license revenues in the immediately preceding fourth quarter.

North American Operations

        In order to support the growth of the Company's business in the North American market, the Company continues to incur significant costs to build infrastructure ahead of anticipated revenues. As a result of this expansion, the Company must continue to implement and improve its operational and financial control systems and to expand, train and manage its employee base and relationships with third party implementation providers, in order to provide high-quality training, product implementation and other customer services. These factors have placed, and are expected to continue to place, a significant strain on the Company's management and operations. There can be no assurance that the Company's North American operations will continue to be successful or that the Company will be able to manage effectively the increased level of operations in North America. Any lack of success in North American markets or inability to manage these activities effectively would have a material adverse effect on the Company's results of operations.

Management of Growth

        The Company's business has grown rapidly in the last five years. The growth of the Company's business and expansion of the Company's customer base has placed a significant strain on the Company's management and operations. The Company's recent expansion has resulted in substantial growth in the number of its employees, the scope of its operating and financial systems and the geographic area of its operations, resulting in increased responsibility for both existing and new management personnel. The Company's ability to support the growth of its business will be substantially dependent upon having in place highly trained internal and third party resources to conduct pre-sales activity, product implementation, training and other customer support services. Accordingly, the Company's future operating results will depend on the ability of its officers and other key employees to continue to implement and improve its operational, customer support and financial control systems, to expand, train and manage its employee base and to work effectively with third party implementation providers. There can be no assurance that the Company will be able to manage its recent or any future expansion successfully, and any inability to do so would have a material adverse effect on the Company's results of operations.

Convertible Subordinated Notes : Leverage

        In December of 1996, the Company incurred $175 million of indebtedness with the sale of 4.5% convertible subordinated notes due 2001. That amount was increased by an additional $25 million (for a total of $200 million convertible notes) when an over-allotment option was exercised in January 1997. The Notes are convertible into the Company's common shares at a conversion price of $44.00 per share. As a result of this additional indebtedness, the Company's principal and interest obligations increased substantially. The degree to which the Company is leveraged could materially adversely affect the Company's ability to obtain additional financing for working capital, acquisitions or other purposes and could make it more vulnerable to industry downturns and competitive pressures. The Company's ability to meet its debt service obligations will be dependent upon the Company's future performance, which will be subject to financial, business and other factors affecting the operations of the Company, many of which are beyond its control.

Competition

        The information management application software market is highly competitive, is changing rapidly, and is significantly affected by new product introductions and other market activities of industry participants. The Company's products are targeted at the emerging market for open systems, client/server, Enterprise Resource Planning ("ERP") software solutions and the Company's current and prospective competitors offer a variety of products and solutions to address this market. The Company's primary competition comes from a large number of independent software vendors and other sources including SAP AG ("SAP"), Oracle Corporation ("Oracle"), System Software Associates, Inc. ("SSA"), and PeopleSoft Inc. ("PeopleSoft"). In addition, the Company faces indirect competition from suppliers of custom-developed business application software that have focused mainly on proprietary mainframe and minicomputer-based systems with highly customized software, such as the systems consulting groups of major accounting firms and system integrators. The Company also faces indirect competition from systems developed by the internal MIS departments of large organizations.

        Many of the Company's competitors have longer operating histories, significantly greater financial, technical, marketing and other resources than the Company, greater name recognition, and a larger installed base of customers. In addition, certain competitors, including SAP, Oracle, and PeopleSoft, have well-established relationships with customers of the Company. Further, because the Company's products run in relational database management systems ("RDBMS") and Oracle has the largest market share for RDBMS software, Oracle may have a competitive advantage in selling its application products to its RDBMS customer base. The Company may also face market resistance from the large installed base of legacy systems because of the reluctance of these customers to commit the time and effort necessary to convert to an open systems-based client/server software solution. Further, as the client/server computing market develops, companies with significantly greater resources than the Company could attempt to increase their presence in this market by acquiring or forming strategic alliances with competitors of the Company.

        The Company relies on a number of systems consulting and systems integration firms for implementation and other customer support services, as well as recommendations of its products during the evaluation stage of the purchase process. Although the Company seeks to maintain close relationships with these third party implementation providers, many of these third parties have similar, and often more established, relationships with the Company's principal competitors. If the Company is unable to develop and retain effective, long-term relationships with these third parties, it would adversely affect the Company's competitive position. Further, there can be no assurance that these third parties, many of which have significantly greater financial, technical and marketing resources than the Company, will not market software products in competition with the Company in the future or will not otherwise reduce or discontinue their relationship with or support of the Company and its products.

        The Company believes that its success has been due in part to its early focus on the client/server architecture of its software products. However, the Company's principal competitors currently offer products using client/server architecture, and the Company believes that other competitors are actively developing client/server-based products. As a result, competition (including price competition) is likely to increase substantially, which could result in price reductions and loss of market share. There can be no assurance that the Company will be able to compete successfully with existing or new competitors or that competition will not have a material adverse effect on the Company's business.

Rapid Technological Change and New Products

        The market for the Company's software products is characterized by rapid technological advances, evolving industry standards in computer hardware and software technology, changes in customer requirements, and frequent new product introductions and enhancements. The Company's future success will depend upon its ability to continue to enhance its current product line and to develop and introduce new products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance. In particular, the Company must continue to anticipate and respond adequately to advances in RDBMS software and desktop computer operating systems such as Microsoft Windows and its successor operating systems. There can be no assurance that the Company will be successful in developing and marketing, on a timely and cost-effective basis, fully functional product enhancements or new products that respond to technological advances by others, or that its new products will achieve market acceptance.

        Historically, the Company has issued significant new releases of its BAAN family of software products approximately every two years with interim releases on a more frequent basis. As a result of the complexities inherent in both the RDBMS and client/server environments and the broad functionality and performance demanded by customers for ERP products, major new product enhancements and new products can require long development and testing periods to achieve market acceptance. The Company has experienced delays in the scheduled introduction of new and enhanced products. In addition, software programs as complex as those offered by the Company may contain undetected errors or "bugs" when first introduced or as new versions are released that, despite testing by the Company, are discovered only after a product has been installed and used by customers. For example, Version 3.0 contained certain identified software errors which required correction in Version 3.1. There can be no assurance that the Company's most recent software release, BAAN IV, or future releases of the Company's products will not contain further software errors. Any such errors could impair the market acceptance of these products and adversely affect operating results. Problems encountered by customers installing and implementing new releases or with the performance of the Company's products could also have a material adverse effect on the Company's business and operating results. Customers have only recently commenced implementation of the BAAN IV version of the Company's software.

If the Company were to experience delays in the introduction of new and enhanced products, or if customers were to experience significant problems with the implementation and installation of new releases or were to be dissatisfied with product functionality or performance, it could materially adversely affect the Company's business and operating results.

Integration of Acquisitions

        As part of its strategy to complement and expand its existing business and product offerings, the Company has recently entered into several acquisition agreements with third parties. In November 1996, the Company completed the acquisition of Antalys, Inc. ("Antalys"), a provider of order management and product configuration software. In addition, in August 1997, the Company completed the acquisition of Aurum Software, Inc. ("Aurum"), a provider of enterprise-wide sales-force automation software and distribution services. The Company expects to continue to pursue acquisitions of other companies with potentially complementary product lines, technologies and businesses.

        Acquisitions, including those entered into by the Company to date, involve a number of risks and difficulties, including technology acceptance, expansion into new geographic markets and business areas, the diversion of management's attention, the assimilation of the operations and personnel of acquired companies and the integration of acquired companies' business and financial reporting systems with those of the Company. There can be no assurance that the Company will successfully integrate the operations of Antalys and Aurum or other business acquisitions. If any such acquisition were to be unsuccessful, the Company's results of operations could be materially adversely affected. Further, possible future acquisitions by the Company could result in dilutive issuances of debt or equity securities, the incurrence of additional debt and contingent liablilities and additional amortization expenses related to goodwill and other intangible assets, which could adversely affect the Company's results of operations.

Additional Considerations

        Due to the factors noted above, as well as other factors that may affect the Company's operating results, the Company's future earnings and stock price may be subject to significant volatility, particularly on a quarterly basis. Any shortfall in revenue or earnings from levels expected by securities analysts could have an immediate and significant adverse effect on the trading price of the Company's common stock in any given period. Additionally, the Company may not learn of, or be able to confirm, any such shortfalls until late in the fiscal quarter, or following the end of the quarter because license fees are often recorded late in a quarter. Finally, the stock prices for many companies in the technology and emerging growth sector have experienced wide fluctuations, which have often been unrelated to individual company operating performance. The Company participates in a dynamic industry and the Company's stock price may experience significant volatility.

SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       BAAN COMPANY N.V.


                                       By:   /s/ Klaas Wagenaar
                                           ------------------------
                                             Klaas Wagenaar
                                             Senior Vice President Finance
                                             and Administration & Chief
                                             Financial Officer

Date:  January 21, 1998

                                BAAN COMPANY N.V.

                                  EXHIBIT INDEX



                                                                 Page

Exhibit 11.1   Statement of Computation of Earnings per Share     26